UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69878

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 8, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Transportation Group (Securities) Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

122 East 42nd Street, Suite 2018
(No. and Street)

New York	New York	10168
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles H. Kolber 212-319-2233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GR Reid Associates, LLP
(Name – *if individual, state last, first, middle name*)

7600 Jericho Tpke., Suite 400	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, **Charles H. Kolber**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of

The Transportation Group (Securities) Limited as of December 31, 2018, are true and correct.

I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

x Charles H Kolber
Signature

Managing Director
Title

X
Notary Public

21

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
(x) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(x) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE TRANSPORTATION GROUP (SECURITIES) LIMITED
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE PERIOD MARCH 8, 2018 THROUGH DECEMBER 31, 2018

CONFIDENTIAL

THE TRANSPORTATION GROUP (SECURITIES) LIMITED
FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 8, 2018 THROUGH DECEMBER 31, 2018

TABLE OF CONTENTS



GR REID
ASSOCIATES, LLP
. . . responsive, reliable, resourceful, financial advisement

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of The Transportation Group (Securities) Limited

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Transportation Group (Securities) Limited as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the period March 8, 2018 through December 31, 2018, and the related notes and supplemental schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Transportation Group (Securities) Limited as of December 31, 2018, and the results of its operations and its cash flows for the period of March 8, 2018 through December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Transportation Group (Securities) Limited's management. Our responsibility is to express an opinion on The Transportation Group (Securities) Limited's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Transportation Group (Securities) Limited in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule , The Computation of Net Capital under Rule 15c-3-1, Schedule II, Computation for Determination of Reserve Requirements under Rule 15c3-3 (exemption), Schedule III, Information Relating to Possession or Control Requirements Under Sec Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of The Transportation Group (Securities) Limited's financial statements. The supplemental information is the responsibility of The Transportation Group (Securities) Limited's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule 1, The Computation of Net Capital under Rule 15c-3-1, Schedule II, Computation for Determination of Reserve Requirements under Rule 15c3-3 (exemption), Schedule III, Information Relating to Possession or Control Requirements Under Sec Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

G.R. Reid Associates, LLP

We have served as The Transportation Group (Securities) Limited's auditor since 2019.

Woodbury, NY

March 15, 2019

THE TRANSPORTATION GROUP (SECURITIES) LIMITED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	12,021
Receivable from parent		19,453
Total assets	$	31,474

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	1,440
Total liabilities		1,440

Stockholder's equity

Common stock, $2.00 par value; 100 shares authorized	
2 shares issues and outstanding	4
Additional paid in capital	440,300
Accumulated deficit	(410,270)
Total stockholder's equity	30,034

Total liabilities and stockholder's equity	$	31,474

The accompanying notes are an integral part of this statement.

THE TRANSPORTATION GROUP (SECURITIES) LIMITED
STATEMENT OF OPERATIONS
FOR THE PERIOD MARCH 8, 2018 THROUGH DECEMBER 31, 2018

REVENUE:	
Fee income	$ -
Total revenue	-
EXPENSES:	
Professional fees	13,301
Other expenses	96
Total expenses	13,397
Net loss	$ (13,397)

The accompanying notes are an integral part of this statement.

THE TRANSPORTATION GROUP (SECURITIES) LIMITED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE PERIOD MARCH 8, 2018 THROUGH DECEMBER 31, 2018

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balances - March 8, 2018	2	$ 4	$ 420,014	$ (396,873)	$ 23,145
Capital contribution	-	-	20,286	-	20,286
Net loss	-	-	-	(13,397)	(13,397)
Balances - December 31, 2018	2	$ 4	$ 440,300	$ (410,270)	$ 30,034

The accompanying notes are an integral part of this statement.

-4-

THE TRANSPORTATION GROUP (SECURITIES) LIMITED
STATEMENT OF CASH FLOWS
FOR THE PERIOD MARCH 8, 2018 THROUGH DECEMBER 31, 2018

Cash flows from operating activities:	
Net loss	$ (13,397)
Adjustments to reconcile net income to cash from operating activities:	
Changes in assets and liabilities	
Decrease in receivable from parent	3,148
Decrease in accounts payable and accrued expenses	(915)
Net cash (used in) operating activities	(11,164)
Cash flows from financing activitities	
Capital contributions	20,286
Net cash provided by financing activities	20,286
Net Increase in cash	9,122
Cash and cash equivalents - beginning of the period	2,899
Cash and cash equivalents - end of the year	$ 12,021
Supplemental disclosure of cash flow information:	
Cash paid during the year for :	
Interest	$ -
Taxes	$ -

Note 1 -   **NATURE OF OPERATIONS**

Organization

The Transportation Group (Securities) Limited (the Company), a Hong Kong corporation, is a boutique investment bank based in New York City, that is focused on the structuring and arrangement of operating lease and finance lease financings for aviation, shipping and other transportation assets, as well as mergers and acquisitions (M&A) and other financial advisory services for transportation industry clients. The company operates on a global basis.

The Company was inactive during all of the fiscal year ending 2017.

The organization was granted membership with the Financial Industry Regulatory Authority ("FINRA") as of March 8, 2018 to act as a broker-dealer regulated by FINRA and the Securities and Exchange Commission ("SEC").

Note 2 -   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The Company's financial statements have been prepared in accordance with generally accepted accounting principles in the Unites States of America ("US GAAP").

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Note 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018.

The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Advisory

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities (deferred revenue in the accompanying statement of financial condition).

Accounting Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Concentrations of Credit Risk

Financial instruments which potentially subject The Transportation Group (Securities) Limited to   concentrations of credit risk consist principally of cash. The Transportation Group (Securities) Limited deposits its cash with its bank, which is a high credit, quality financial institution. At times, these deposits may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit.

Income Taxes

The Company accounts for uncertain tax positions using the accounting standard for uncertainty in income taxes. This standard clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a threshold and measurement attributes of the financial statement recognition and measurement of a tax position taken or expect to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense.

At December 31, 2018, the company had a net operating loss of approximately $14,000 for income tax purposes. The carryforward will expire in 2037. A valuation allowance of $3,500 has been established to offset the deferred tax asset arising from this carry forward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

The Tax Cuts and Jobs Act ("the Act") which was enacted on December 22, 2017 made key changes to the U.S. tax law, including the reduction of the U.S. federal corporate tax rate. Accounting Standards Codification 740 requires the efforts of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation in enacted. Since the earnings and losses of the Company are passed through to its member, the Company concluded that there was no impact to the financial statements for the year ended December 31, 2018.

Note 2 -   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

<u>**Regulatory requirements**</u>
The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $10,581 which was $5,581 in excess of its required net capital of $5,000. The Company's net capital ratio was 13.61%.

Note 3 –   **RELATED PARTY**
The Company is a wholly owned subsidiary of The Transportation Group (Capital) Limited (the Parent).

The Parent has provided to the Company the use of their facilities and employees. As the Company was inactive during the year, no expense for these services were allocated to it by the Parent.

Note 4 -   **SUBSEQUENT EVENTS**
The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through March 15, 2019, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.

SUPPLEMENTARY INFORMATION

THE TRANSPORTATION GROUP (SECURITIES) LIMITED
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1
DECEMBER 31, 2018

Credit Factors		
Stockholder's equity		$ 30,034
Total credit factors		30,034
Debit Factors		
Receivable from parent		19,453
Total debit factors		19,453
Net Capital		10,581
Less: Minimum net capital requirements Greater of 6 2/3% of aggregate indebtedness or $50,000		5,000
Excess Net Capital		$ 5,581
Capital ratio (maximum allowance 1500%)		
(*)Aggregate indebtedness	1,440	
	= 13.61%	
Divided by: Net capital	10,581	
(*)Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 1,440
		$ 1,440

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA Focus Report as of December 31, 2018.

The accompanying notes are an integral part of this statement.

-10-

THE TRANSPORTATION GROUP (SECURITIES) LIMITED
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3
DECEMBER 31, 2018

SCHEDULE II

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

THE TRANSPORTATION GROUP (SECURITIES) LIMITED
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
DECEMBER 31, 2018

SCHEDULE III

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.



GR REID
ASSOCIATES, LLP
. . . responsive, reliable, resourceful, financial advisement

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders:
The Transportation Group (Securities) Limited

We have reviewed management's statements, included in the accompanying exemption report in which (1) The Transportation Group (Securities) Limited identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Transportation Group (Securities) Limited claimed an exemption from 17 C.F.R. Section §240.15c3-3:([15c3-3(k)(2)(i)]) (the "exemption provisions") and (2) The Transportation Group (Securities) Limited stated that The Transportation Group (Securities) Limited met the identified exemption provisions throughout the most recent fiscal year without exception. The Transportation Group (Securities) Limited's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Transportation Group (Securities) Limited's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

G.R. Reid Associates, LLP

Woodbury, NY
March 15, 2019

GR REID ASSOCIATES, LLP ··

7600 JERICHO TURNPIKE, SUITE 400, WOODBURY, NEW YORK 11797 / 516.802.0100
1515 N. FEDERAL HIGHWAY, SUITE 404, BOCA RATON, FLORIDA 33432 / 561.544.7050



THE TRANSPORTATION GROUP (SECURITIES) LIMITED
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2018

The Transportation Group (Securities) Limited, (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following;

(1) The Company claims an exemption from 240.15c3-3 under section (k)(2)(i)
(2) The Company met such exemption provisions in 240.15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception.

I, Charles H. Kolber, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Signature: Charles H Kolber Managing Director.
Title

CONFIDENTIAL TREATMENT REQUESTED